PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance

RECEIVED

2006 APR -3 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06012143

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

March 28, 2006

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated March 16, 2006 : "PSA Peugeot Citroën Added To FTSE4Good Index "

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PROCESSED

APR 03 2006

THOMSON FINANCIAL

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

Paris – March 16, 2006

PSA Peugeot Citroën Added To FTSE4Good Index

PSA Peugeot Citroën has been added to the FTSE4Good stock index published by FTSE, which creates and manages indices on an international scale. FTSE, which has tightened the environmental and ethical criteria for inclusion in the FTSE4Good index, has confirmed PSA Peugeot Citroën's compliance with its social responsibility and environmental criteria.

In particular, FTSE came to appreciate PSA Peugeot Citroën's recent efforts in the area of human rights, as demonstrated by the signature of a worldwide social responsibility agreement and the implementation of a priority action plan designed to support suppliers in their environmental and social responsibility processes.

PSA Peugeot Citroën is leading an active, long-term corporate social responsibility strategy in all of its host countries, underpinned by three core commitments: developing useful, extendable technological innovations to deliver real-world solutions to the challenges of global warming and road safety; the disciplined exercise of its business, social and environmental responsibilities; and the nurturing of trustworthy stakeholder relationships based on ethical values.

Already a part of the ASPI index, the Peugeot SA stock has enhanced its presence in socially responsible investing indexes. Its addition to the FTSE4Good index will take effect after close of trading on Friday March 17.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com